American Lithium Corp.

Condensed Interim Consolidated Financial Statements

For the three and six months ended August 31, 2023 and 2022

(Expressed in Canadian Dollars - Unaudited)

American Lithium Corp.

NOTICE OF NO AUDITOR REVIEW OF

CONDENSED INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the condensed interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited condensed interim financial statements have been prepared by and are the responsibility of management.

The Company's independent auditor has not performed a review of these financial statements in accordance with the standards established by the Chartered Professional Accountants of Canada for a review of condensed interim financial statements by an entity's auditor.

American Lithium Corp.

Condensed Interim Consolidated Statements of Financial Position

(Expressed in Canadian Dollars – Unaudited)

		August 31,	February 28,
	Notes	2023	2023
		$	$
Assets
Current assets
Cash and cash equivalents	4	19,800,215	11,985,766
Guaranteed investment certificates	5	2,066,723	28,636,414
Short-term investments	6	6,298,000	-
Amounts receivable		455,751	400,804
Prepaid expenses and deposits		2,310,496	2,109,932
		30,931,185	43,132,916

Non-current assets
Deposits		33,828	34,023
Investment in Surge Battery Metals Inc.	7	2,987,708	-
Reclamation deposits	8	591,305	594,713
Property and equipment	9	258,896	51,885
Right-of-use assets	10	167,285	208,828
Exploration and evaluation assets	11	150,459,421	150,257,776
		154,498,443	151,147,225
Total assets		185,429,628	194,280,141

Liabilities
Current liabilities
Accounts payable and accrued liabilities	13	2,424,868	1,663,785
Deferred revenue	7	180,000	-
Current portion of lease liabilities	10	78,670	74,981
		2,683,538	1,738,766

Non-current liabilities
Deferred gain on short-term investments	7	2,316,286	-
Lease liabilities	10	111,175	151,308
		2,427,461	151,308

Total liabilities		5,110,999	1,890,074

Equity
Share capital	12	263,354,092	261,911,478
Equity reserves	12	55,128,478	46,941,088
Deficit		(138,699,550)	(116,992,922)
Accumulated other comprehensive income		535,609	530,423
		180,318,629	192,390,067
Total liabilities and equity		185,429,628	194,280,141

Nature of operations and going concern (Note 1)

Approved on behalf of the Board of Directors on October 13, 2023:

/s/ Claudia Tornquist	/s/ G.A. (Ben) Binninger
Claudia Tornquist, Director	G.A. (Ben) Binninger, Director

American Lithium Corp.

Condensed Interim Consolidated Statements of Loss and Comprehensive Loss

(Expressed in Canadian Dollars – Unaudited)

		Three months ended		Six months ended
	Notes	August 31, 2023	August 31, 2022	August 31, 2023	August 31, 2022
		$	$	$	$
Operating Expenses
Conferences and tradeshows		73,176	67,384	159,853	67,384
Consulting and employment costs		193,306	309,068	410,407	482,358
Depreciation	9,10	30,554	22,561	59,195	44,990
Exploration and evaluation expenditures	13	5,394,032	4,879,673	10,129,231	9,031,209
Foreign exchange loss (gain)		183,164	302,625	227,997	397,059
General and administrative		109,486	61,759	185,203	108,423
Insurance		377,518	20,545	772,558	46,832
Interest - lease obligations	10	5,986	37,823	12,591	75,855
Management and directors fees	13	516,750	440,000	1,033,500	828,954
Marketing		1,230,455	239,969	1,464,574	399,037
Professional fees		212,192	1,031,005	640,714	1,335,313
Regulatory and transfer agent fees		75,070	871,264	133,388	911,662
Share-based compensation	12,13	4,104,968	2,802,987	8,782,295	6,253,741
Travel		37,095	145,425	98,688	280,855
		12,543,752	11,232,088	24,110,194	20,263,672

Other items
Advisory fee income	7	60,000	-	60,000	-
Gain on short-term investments	6,7	1,684,571	-	1,684,571	-
Interest and miscellaneous income		293,325	188,889	734,144	296,829
Share of loss from equity investment in Surge Battery Metals Inc.	7	(60,878)	-	(60,878)	-
Dilution loss on investment in Surge Battery Metals Inc.	7	(14,271)	-	(14,271)	-

Net loss for the period		(10,581,005)	(11,043,199)	(21,706,628)	(19,966,843)

Other comprehensive loss
Foreign currency translation adjustment		1,978	333,235	5,186	264,099

Comprehensive loss for the period		(10,579,027)	(10,709,964)	(21,701,442)	(19,702,744)

Basic and diluted loss per share		(0.05)	(0.05)	(0.10)	(0.10)

Weighted average number of common shares outstanding – basic and diluted		214,650,834	207,266,586	214,490,219	206,005,675

American Lithium Corp.

Condensed Interim Consolidated Statements of Cash Flows

(Expressed in Canadian Dollars – Unaudited)

		Three months ended		Six months ended
	Notes	August 31, 2023	August 31, 2022	August 31, 2023	August 31, 2022
		$	$	$	$
OPERATING ACTIVITIES
Net loss for the period		(10,581,005)	(11,043,199)	(21,706,628)	(19,966,843)
Items not affecting cash and cash equivalents:
Depreciation	9,10	30,554	22,561	59,195	44,990
Finance charge	10	5,986	37,823	12,591	75,855
Share-based compensation	12,13	4,104,968	2,802,987	8,782,295	6,253,741
Gain on short-term investments	7	(1,684,571)	-	(1,684,571)	-
Share of loss from equity investment in Surge Battery Metals Inc.	7	60,878	-	60,878	-
Dilution loss on investment in Surge Battery Metals Inc.	7	14,271	-	14,271	-
Changes in non-cash working capital items:
Amounts receivable		(43,691)	(65,997)	(54,947)	33,124
Accrued interest receivable		309,843	(161,791)	181,690	(305,279)
Prepaid expenses and deposits		402,583	(88,260)	(200,369)	163,932
Accounts payable and accrued liabilities		537,931	2,068,266	761,083	2,550,261
Deferred revenue		180,000	-	180,000	-
Cash used in operating activities		(6,662,253)	(6,427,610)	(13,594,512)	(11,150,219)

INVESTING ACTIVITIES
Exploration and evaluation assets expenditures	11	(201,645)	(4,600,811)	(201,645)	(4,600,811)
Redemption of guaranteed investment certificates		21,462,507	-	33,563,808	-
Purchase of short-term investments		-	-	(7,257,649)	-
Investment in Surge Battery Metals Inc.		(5,360,000)	-	(5,360,000)	-
Purchase of equipment	9	(78,404)	-	(228,617)	(9,777)
Refund of reclamation bonds		-	-	-	64,775
Cash provided by (used in) investing activities		15,822,458	(4,600,811)	20,515,897	(4,545,813)

FINANCING ACTIVITIES
Stock options exercised	12	-	287,330	801,908	2,198,615
Warrants exercised	12	29,085	201,158	45,801	382,805
Repayment of long-term debt		-	(1,051,075)	-	(1,051,075)
Repayment of lease liabilities	10	(20,185)	(105)	(44,571)	(8,346)
Cash provided by (used in) financing activities		8,900	(562,692)	803,138	1,521,999

Effect of foreign exchange on cash and cash equivalents		84,246	388,779	89,926	324,209

Change in cash and cash equivalents during the period		9,253,351	(11,202,334)	7,814,449	(13,849,824)
Cash and cash equivalents, beginning of period		10,546,864	17,051,272	11,985,766	19,698,762

Cash and cash equivalents, end of period		19,800,215	5,848,938	19,800,215	5,848,938

Supplementary cash flow disclosures (Note 17)

American Lithium Corp.

Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity

(Expressed in Canadian Dollars – Unaudited)

		Number of Shares	Share Capital	Equity Reserves	Deficit	Accumulated Other Comprehensive Income	Total
	Notes	#	$	$	$	$	$
Balance as at February 28, 2022 (1)		204,280,109	230,593,327	41,685,611	(81,326,380)	(151,115)	190,801,443

Shares issued for exploration and evaluation assets	11	2,250,000	4,635,000	-	-	-	4,635,000
Share-based compensation	12	-	-	6,253,742	-	-	6,253,742
Stock options exercised	12	1,425,967	3,568,276	(1,369,661)	-	-	2,198,615
Warrants exercised	12	205,935	613,587	(230,782)	-	-	382,805
Loss for the period		-	-	-	(19,966,843)	-	(19,966,843)
Foreign currency translation adjustment		-	-	-	-	264,099	264,099
Balance as at August 31, 2022		208,162,011	239,410,190	46,338,910	(101,293,223)	112,984	184,568,861

Shares issued for exploration and evaluation assets	11	1,150,000	5,449,000	-	-	-	5,449,000
Share-based compensation	12	-	-	6,309,441	-	-	6,309,441
Stock options exercised	12	2,016,622	4,147,874	(1,763,097)	-	-	2,384,777
Warrants exercised	12	2,760,347	12,904,414	(3,944,166)	-	-	8,960,248
Loss for the period		-	-	-	(15,699,699)	-	(15,699,699)
Foreign currency translation adjustment		-	-	-	-	417,439	417,439
Balance as at February 28, 2023		214,088,980	261,911,478	46,941,088	(116,992,922)	530,423	192,390,067

Share-based compensation	12	-	-	8,782,295	-	-	8,782,295
Stock options exercised	12	540,600	1,363,257	(561,349)	-	-	801,908
Stock options expired	12	-	79,357	(33,556)	-	-	45,801
Warrants exercised	12	26,234	-	-	-	-	-
Loss for the period		-	-	-	(21,706,628)	-	(21,706,628)
Foreign currency translation adjustment		-	-	-	-	5,186	5,186
Balance as at August 31, 2023		214,655,814	263,354,092	55,128,478	(138,699,550)	535,609	180,318,629

(1) The opening balances of "Equity Reserves" and "Deficit" were changed to reflect the accounting policy change indicated in Note 3.

American Lithium Corp. Notes to the Condensed Interim Consolidated Financial Statements For the three and six months ended August 31, 2023 and 2022 (Expressed in Canadian Dollars – unaudited)

1. NATURE OF OPERATIONS AND GOING CONCERN

American Lithium Corp. (the "Company") was incorporated in the Province of British Columbia. The Company is engaged in the business of identification, acquisition, and exploration of mineral interests in the Unites States of America and Peru. The Company's head office is located at 710 - 1030 West Georgia Street, Vancouver, British Columbia, V6E 2Y3, Canada, and its registered and records office is located at Suite 2200, 885 West Georgia Street, Vancouver, BC, V6C 3E8, Canada. The Company's common shares are listed for trading on Tier 2 of the TSX Venture Exchange (the "Exchange") under the symbol "LI", the Frankfurt Stock Exchange under the symbol "5LA", and on the NASDAQ exchange under the symbol "AMLI".

The Company is in the process of exploring its principal mineral properties and has not yet determined whether the properties contain ore reserves that are economically recoverable. The recoverability of amounts shown as exploration and evaluation assets is dependent upon the discovery of economically recoverable reserves, the confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete the development and upon future profitable production or proceeds from the disposition thereof.

These financial statements have been prepared on the basis of accounting principles applicable to a going concern which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. As at August 31, 2023, the Company had a working capital position of $28,247,647 (February 23, 2023 - $41,394,150), and for the six months ended August 31, 2023, incurred a net loss of $21,706,628 (six months ended August 31, 2022 - $19,966,843). In addition, as at August 31, 2023, the Company had an accumulated deficit of $138,699,550 (February 28, 2023 - $116,992,922), which has been funded primarily by the issuance of equity. The Company's ability to continue as a going concern and to realize assets at their carrying values is dependent upon obtaining additional financing. Though the Company has raised financing in the past, there is no guarantee that it will be able to in the future. As at August 31, 2023, management believes that the Company has sufficient working capital to meet the Company's obligations over the ensuing twelve-month period from the date of the statement of financial position.

2. BASIS OF PRESENTATION

Statement of compliance

These condensed interim consolidated financial statements, including comparatives, have been prepared in accordance with International Accounting Standards ("IAS") 34, "Interim Financial Reporting" using accounting policies consistent with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and Interpretations issued by the International Financial Reporting Interpretations Committee ("IFRIC").

Certain accounts have been reclassified to be consistent with the current period classification.

These condensed interim consolidated financial statements were approved and authorized for issue by the Board of Directors on October 13, 2023.

American Lithium Corp. Notes to the Condensed Interim Consolidated Financial Statements For the three and six months ended August 31, 2023 and 2022 (Expressed in Canadian Dollars – unaudited)

2. BASIS OF PRESENTATION (continued)

Basis of preparation

These condensed interim consolidated financial statements have been prepared on a historical cost basis except for certain financial instruments that are measured at fair value. In addition, the condensed interim consolidated financial statements have been prepared using the accrual basis of accounting except for cash flow disclosure.

The condensed interim consolidated financial statements are presented in Canadian dollars unless otherwise noted.

Principles of consolidation

The condensed interim consolidated financial statements include the accounts of the Company and the following subsidiaries:

Name	Jurisdiction
American Lithium Holdings Corp.	British Columbia, Canada
Big Smoky Holdings, Inc.	Nevada, USA
Tonopah Lithium Corp.	Nevada, USA
Maran Ventures Ltd. ("Maran")	Nevada, USA
Plateau Energy Metals Inc. ("Plateau")	Ontario, Canada
Macusani Yellowcake S.A.C. ("Macusani Yellowcake")	Peru
Macusani Uranium S.A.C. ("Macusani Uranium")	Peru

All intercompany transactions, balances, revenue and expenses are eliminated on consolidation. During the year ended February 28, 2023, the Company amalgamated 1032701 Nevada Ltd., 1065604 Nevada Ltd., 1067323 Nevada Ltd., 1134989 Nevada Ltd., 1301420 Nevada Ltd., and 4286128 Nevada Corp. as one company under Tonopah Lithium Corp. In addition, the Company amalgamated Big Smoky Holdings Corp. as one company under American Lithium Holdings Corp. On January 24, 2023, the Company acquired 100% of the outstanding shares of Maran (note 11).

Functional currency

The reporting and functional currency of the Company and its subsidiaries is the Canadian dollar, except for Macusani Yellowcake and Macusani Uranium where the functional currency is the United States ("US") dollar.

Transactions in currencies other than an entity's functional currency are recorded at the rates of exchange prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated at period-end rates with the resulting gains or losses are reflected in profit or loss in the period of translation. Non-monetary assets and liabilities are translated at historical rates.

For the Company's foreign Peruvian subsidiaries, the functional currency is translated into the presentation currency using the period end rates for assets and liabilities, while the operations and cash flows are translated using average rates of exchange and the exchange differences arising on translation are recognized in other comprehensive loss. The Company treats specific intercompany balances, which are not intended to be repaid in the foreseeable future, as part of its net investment, whereby the exchange difference on translation is recorded in other comprehensive loss.

American Lithium Corp. Notes to the Condensed Interim Consolidated Financial Statements For the three and six months ended August 31, 2023 and 2022 (Expressed in Canadian Dollars – unaudited)

3. MATERIAL ACCOUNTING POLICIES, JUDGEMENTS AND ESTIMATES

These condensed interim consolidated financial statements do not include all the information required of the audited annual consolidated financial statements and is intended to provide users with an update in relation to events and transactions that are significant to an understanding of the changes in the financial position and performance of the Company since the end of the last annual reporting period. The accounting policies followed in these condensed consolidated interim financial statements are the same as those applied in the Company's most recent audited consolidated annual financial statements for the year ended February 28, 2023, except for the adoption of Disclosure of Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2) and the change in accounting policy for expired share-based payment arrangements mentioned below. Therefore, it is recommended that this financial report be read in conjunction with the audited annual consolidated financial statements of the Company for the years ended February 28, 2023 and 2022.

Accounting standards adopted during the period

The Company adopted the following new IFRS standard effective January 1, 2023. The nature and impact of the standard on the Company's consolidated annual audited financial statements is indicated below.

In February 2021, the IASB issued Disclosure of Accounting Policies (amendments to IAS 1 and IFRS Practice Statement 2 Making Materiality Judgements). IAS 1 is amended to require that an entity discloses its material accounting policies, instead of its significant accounting policies. Further amendments explain how an entity can identify a material accounting policy and clarify that information may be material because of its nature, even if the related amounts are immaterial. These amendments to IAS 1 are effective for annual reporting periods beginning on or after January 1, 2023, and have not had a material impact on the Company's condensed interim consolidated financial statements nor are they expected to for the Company's annual financial statements.

Change in accounting policy for expiry of share-based payment arrangements

The Company previously had an accounting policy to reclassify to deficit any balance in reserves upon the expiry of share-based awards under a view that IFRS 2 does not preclude an entity from recognizing a transfer within equity (from one component to another) in the event of an expiration; however, IFRS 2 does not mandatorily require the Company to perform such reclassifications. The Company has determined not to reclassify reserves to deficit upon expiry for all share-based awards as management believes that the expiry of a fully vested equity instrument does not result in a gain to the entity and is more accurately reflected outside of deficit. Additionally, upon examining other accounting frameworks, specifically United States generally accepted accounting principles, a movement within equity for expired share-based awards is not permitted and further supports the Company's decision to no longer reclassify reserves to deficit.

As a result, in the current period, the Company has changed its existing policy for the expiry of share-based payments and will no longer reclassify such reserves to deficit upon expiry. The consolidated equity is not modified by this change in presentation. As per IAS 8, financial information from previous years presented for comparative purposes has been restated so that the information is comparable. Consequently, the deficit heading no longer includes the effects arising from the expiry of share-based payment awards which have been reclassified to reserves amounting to $1,157,471 on February 28, 2023 (February 28, 2022 - $44,275).

American Lithium Corp. Notes to the Condensed Interim Consolidated Financial Statements For the three and six months ended August 31, 2023 and 2022 (Expressed in Canadian Dollars – unaudited)

3. MATERIAL ACCOUNTING POLICIES, JUDGEMENTS AND ESTIMATES (continued)

Critical judgements and estimates

The preparation of condensed interim consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities and contingent liabilities as at the date of the condensed interim consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management's experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates. The results of estimates form the basis for making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and further periods if the review affects both current and future periods.

The critical areas of judgement and estimation impacting these condensed interim consolidated financial statements are as follows:

Carrying value of exploration and evaluation assets

  The Company's exploration and evaluation assets represent its most significant asset on the statement of financial position. The Company's management applies its judgement, using facts and circumstances available at the time, to determine whether the exploration and evaluation asset value may be realized. For each of its projects, the Company reviews its right to the claims/concessions, future plans and exploration or development progress to determine if it should test the respective projects for impairment. There is significant judgement involved in determining if a project shows impairment indicators that may impact the carrying value of exploration and evaluation assets.

Valuation of share-based compensation awards

  Stock options are valued using the Black-Scholes option pricing model with inputs that can significantly impact the calculated value. Typical inputs into the Black-Scholes option pricing model include: exercise price, historical volatility, time to expiration and risk-free discount rates. Historical volatility and risk-free discount rates in particular require judgement around the reference period or benchmark rate used as inputs into the Black-Scholes option pricing model.

Valuation of common shares and common share purchase warrants received from investment in Surge Battery Metals Inc. (note 7)

  The Company's investment in Surge Battery Metals Inc. (note 7) required the use of the Black-Scholes option pricing model to determine the initial value of the Surge common shares and common share purchase warrants. Typical inputs into the Black-Scholes option pricing model include: exercise price, historical volatility, time to expiration and risk-free discount rates. Historical volatility and risk-free discount rates in particular require judgement around the reference period or benchmark rate used as inputs into the Black-Scholes option pricing model.

American Lithium Corp. Notes to the Condensed Interim Consolidated Financial Statements For the three and six months ended August 31, 2023 and 2022 (Expressed in Canadian Dollars – unaudited)

3. MATERIAL ACCOUNTING POLICIES, JUDGEMENTS AND ESTIMATES (continued)

Accounting pronouncements not yet adopted

The Company has performed an assessment of new standards issued by the IASB that are not yet effective and has determined that any standards that have been issued would have no or very minimal impact on the Company's condensed interim consolidated financial statements.

4. CASH AND CASH EQUIVALENTS

	August 31, 2023	February 28, 2023
	$	$

Cash held in banks	11,743,020	5,638,435
Redeemable guaranteed investment certificates	8,057,195	4,908,429
Balance, August 31, 2023	19,800,215	10,546,864

The Company's cash and cash equivalents include an aggregate of $8,057,195 in redeemable guaranteed investment certificates ("GICs") including accumulated interest from Canadian financial institutions, which earn interest at rates ranging from 4.8% - 5.4% per annum and mature between June 27, 2024 and July 31, 2024.

The Company's GICs that are included in cash and cash equivalents are fully redeemable without a loss of accumulated interest.

5. GUARANTEED INVESTMENT CERTIFICATES

The Company has $2,066,723 in a non-redeemable GIC including accumulated interest from a Canadian financial institution, which earns interest at 5.2% per annum and matures on October 25, 2023.

6. SHORT-TERM INVESTMENTS

As part of the Company’s strategic investment in Surge Battery Metals Inc.’s (“Surge”) private placement (note 7), the Company was issued 13,400,000 common share purchase warrants (“Warrants”). The Warrants are financial assets carried at fair value through profit and loss (“FVTPL”) and will be revalued at each reporting period end.

The following table provides a reconciliation of changes in the carrying value of the Warrants.

$
Balance, February 28, 2023	-
Allocated transaction price of Surge's Warrants (note 7)	2,297,143
Deferred gain on Warrants (note 7)	2,526,857
Fair value of Warrants at date of acquisition	4,824,000
Fair value increase at August 31, 2023	1,474,000
Balance, August 31, 2023	6,298,000

American Lithium Corp. Notes to the Condensed Interim Consolidated Financial Statements For the three and six months ended August 31, 2023 and 2022 (Expressed in Canadian Dollars – unaudited)

6. SHORT-TERM INVESTMENTS (continued)

The fair value of Surge’s Warrants at August 31, 2023 was determined using the following inputs:

August 31, 2023
Expected volatility	125%
Risk-free interest rate	4.45%
Spot Price(1)	0.63
Exercise Price	0.55
Time to expiration	2.78 years
Dividend yield	Nil

(1) The spot price is based on the market price of Surge’s common shares, less a discount to reflect the 4-month hold period (note 7).

The spot price is based on the calculated value of Surge Battery Metals Inc.'s common shares, subject to a 4-month hold (note 7).

7. INVESTMENT IN SURGE BATTERY METALS INC.

On June 9, 2023, the Company completed a strategic investment in Surge, a company incorporated in Canada, whose principal business activity is the acquisition, exploration and development of mineral properties in Nevada. The Company, through a combination of its shareholding and its board representation, has significant influence over Surge, and therefore accounts for the investment using the equity method.

Surge closed the first tranche of a non-brokered private placement financing by issuing 13,400,000 units (“Units”) at a price of $0.40 per Unit to the Company for a total transaction value of $5,360,000. Each Unit consists of one common share and one Warrant exercisable at $0.55 per Warrant for a period of three years from the date of issuance, and are subject to a 4-month hold.

The allocation of the transaction value to the Surge common shares and Warrants at June 9, 2023 was determined based on the relative fair values of each asset, $3,062,857 and $2,297,143, respectively, both calculated using the Black-Scholes option pricing model and reflecting the 4-month hold period.

American Lithium Corp. Notes to the Condensed Interim Consolidated Financial Statements For the three and six months ended August 31, 2023 and 2022 (Expressed in Canadian Dollars – unaudited)

7. INVESTMENT IN SURGE BATTERY METALS INC. (continued)

Surge’s common shares and warrants were valued at June 9, 2023, using the following Black-Scholes assumptions:

	Common Shares 4-month hold	Warrants
Expected volatility	102%	132%
Risk-free interest rate	4.08%	4.08%
Spot Price(1)	0.62	0.48
Exercise Price	0.62	0.55
Time to expiration	4 months	3 years
Dividend yield	Nil	Nil

(1) The spot price for the Warrants is based on the market price of Surge's common shares, less a discount to reflect the 4-month hold period.

The Company determined that the fair value of Surge’s Warrants acquired was $4,824,000 at June 9, 2023. Since the fair value of this financial instrument exceeded the Unit offering’s allocated transaction value of $2,297,143, and the fair value is not based solely on observable inputs, $2,526,857 was recorded as a deferred gain, which will be recognized over the three-year life of the Warrants. The fair value of the Warrants will be determined at each reporting date, and gains or losses on the fair value changes will be recognized in the statements of loss and comprehensive loss each period.

For the period ended August 31, 2023 the Company recognized $210,571 (period ended August 31, 2022 – $nil) of the deferred gain. The Company determined that the fair value of the Surge Warrants at August 31, 2023 was $6,298,000 (February 28, 2023 – $nil) and therefore recognized an unrealized gain of $1,474,000 (period ended August 31, 2022 – $nil). A gain of $1,684,571 (period ended August 31, 2022 - $nil) was recorded within other items in the statements of loss and comprehensive loss.

Due to the fact that Surge’s financial statements for the period ending September 30, 2023 are not publicly available at the time the Company files its financial statements, the Company has recognized its proportionate share of Surge’s loss for the one-month ended June 30, 2023 in determining the carrying value of its investment in Surge at August 31, 2023.

$
Balance, February 28, 2023	-
Allocated transaction value of Surge's common shares	3,062,857
Share of loss for the month ended June 30, 2023 (1)	(60,878)
Dilution loss on investment in Surge (2)	(14,271)
Balance, August 31, 2023	2,987,708

(1) Since the investment in Surge was purchased on June 9, 2023, the share of Surge's loss is only calculated from the date of acquisition to June 30, 2023.

(2) The Company's investment in Surge represented 9.73% of the outstanding share capital of Surge, decreasing to 9.27% by the end of the current period which resulted in a dilution loss of $14,271.

The trading price of Surge's common shares on August 31, 2023 was $0.72. The quoted market value of the investment in Surge was $9,648,000.

Surge’s loss and comprehensive loss for the periods is as follows:

	One month ended	One month ended
	June 30, 2023	June 30, 2022
Comprehensive loss for the period (per Surge Financial Statements)	(522,939)	(91,737)
Exploration & evaluation expenditures	(102,628)	(61,999)
Comprehensive loss for the period (in accordance with ALC's accounting policies)	(625,567)	(153,736)

American Lithium Corp. Notes to the Condensed Interim Consolidated Financial Statements For the three and six months ended August 31, 2023 and 2022 (Expressed in Canadian Dollars – unaudited)

7. INVESTMENT IN SURGE BATTERY METALS INC. (continued)

Select information from Surge’s statements of financial position is as follows:

	June 30, 2023	December 31, 2022
Current assets	10,133,453	1,149,033

Non-current assets (per Surge Financial Statements)	4,400,751	3,478,195
Exploration & evaluation expenditures	(2,106,924)	(1,697,883)
Non-current assets (In accordance with ALC's accounting policies)	2,293,827	1,780,312
Current liabilities	233,889	199,683

Surge’s statements of financial position and statements of loss and comprehensive loss for the period have been adjusted to align Surge’s accounting policies with the Company’s, specifically relating to the accounting of exploration and evaluation expenditures.

The Company was appointed as an advisor by Surge to assist in the exploration and development of Surge's Nevada North Lithium project. The Company has received an upfront fee of $240,000 from Surge in relation to the advisory engagement which covers a period of 12 months starting on June 9, 2023. As at August 31, 2023, the Company recognized $60,000 of revenue related to the advisory engagement and $180,000 of deferred revenue remained on the Company's statement of financial position.

8. RECLAMATION DEPOSITS

Reclamation deposits of $591,305 (February 28, 2023 - $594,713) as at August 31, 2023, consisted of a bond recorded at cost and held as security by the State of Nevada, with regard to certain exploration properties described in note 11.

American Lithium Corp. Notes to the Condensed Interim Consolidated Financial Statements For the three and six months ended August 31, 2023 and 2022 (Expressed in Canadian Dollars – unaudited)

9. PROPERTY AND EQUIPMENT

	Computer	Furniture	Ranch	Leasehold
	Equipment	Equipment	Equipment	Improvement	Total
	$	$	$	$	$
Cost:
Balance, February 28, 2022	12,960	15,957	-	30,959	59,876
Additions	7,884	9,777	-	-	17,661
Balance, February 28, 2023	20,844	25,734	-	30,959	77,537
Additions	2,529	-	226,088	-	228,617
Balance, August 31, 2023	23,373	25,734	226,088	30,959	306,154

Depreciation:
Balance, February 28, 2022	4,108	3,933	-	2,064	10,105
Depreciation for the year	5,973	3,382	-	6,192	15,547
Balance, February 28, 2023	10,081	7,315	-	8,256	25,652
Depreciation for the period	3,540	1,842	13,129	3,096	21,607
Balance, August 31, 2023	13,621	9,157	13,129	11,352	47,259

Net book value:
As at February 28, 2023	10,763	18,419	-	22,703	51,885
As at August 31, 2023	9,752	16,577	212,959	19,607	258,895

American Lithium Corp. Notes to the Condensed Interim Consolidated Financial Statements For the three and six months ended August 31, 2023 and 2022 (Expressed in Canadian Dollars – unaudited)

10. RIGHT-OF-USE ASSETS AND LEASE LIABILITIES

The Company has two leases: one for an office space in Vancouver, Canada and another for an office space in Nevada, USA.

Right-of-Use Assets

Office Leases
$
Cost:
Balance, February 28, 2022	304,438
Foreign exchange adjustment	8,277
As at February 28, 2023	312,715
ROU asset adjustment	(3,952)
As at August 31, 2023	308,763

Accumulated Depreciation:
Balance, February 28, 2022	25,077
Depreciation for the year	76,519
Foreign exchange adjustment	2,291
As at February 28, 2023	103,887
Depreciation for the period	37,591
As at August 31, 2023	141,478

Net book value:
As at February 28, 2023	208,828
As at August 31, 2023	167,285

Depreciation of right-of-use assets is calculated using the straight-line method over the remaining lease term.

Total lease liabilities

$
As at February 28, 2022	284,859
Lease payments	(84,318)
Finance charge	28,751
Foreign exchange adjustment	(3,003)
As at February 28, 2023	226,289
Lease payments	(44,571)
Finance charge	12,591
Lease liability adjustment	(3,952)
Foreign exchange adjustment	(512)
189,845
Less: current portion of lease liability	(78,670)
As at August 31, 2023	111,175

American Lithium Corp. Notes to the Condensed Interim Consolidated Financial Statements For the three and six months ended August 31, 2023 and 2022 (Expressed in Canadian Dollars – unaudited)

10. RIGHT-OF-USE ASSETS AND LEASE LIABILITIES (continued)

The lease liabilities were discounted at a discount rate of 12%.

The remaining minimum future lease payments, excluding estimated operating costs, for the term of the lease including assumed renewal periods are as follows:

Year	$
Fiscal 2024	49,172
Fiscal 2025	87,059
Fiscal 2026	51,443
Fiscal 2027	34,961

11. EXPLORATION AND EVALUATION ASSETS

		Nevada	Falchani	Macusani
	TLC Project	Option	Project	Project	Total
	$	$	$	$	$
Balance, February 28, 2022	25,273,612	-	93,737,781	16,534,354	135,545,747

Additions:
Acquisition costs	5,056,899	-	5,152,130	-	10,209,029
Royalty Buyback	4,503,000	-	-	-	4,503,000
Balance, February 28, 2023	34,833,511	-	98,889,911	16,534,354	150,257,776

Additions:
Acquisition costs	-	201,645	-	-	201,645
Balance, August 31, 2023	34,833,511	201,645	98,889,911	16,534,354	150,459,421

TLC Lithium Project ("TLC Project") - Nevada, USA

In August 2018, the Company purchased a series of unpatented lode mining claims located in Nye County, Nevada, USA, from Nevada Alaska Mining Co., Inc. ("TLC Royalty Holder"). The TLC Project was subject to an overriding 2.5% gross royalty, however, as at February 28, 2023, the royalty had been bought back in full.

The Company made the following payments for the TLC Project in during the year ended February 28, 2023:

  June 2022 - the Company paid cash of $4,083,681 to acquire certain privately held agricultural lands along with certain water rights, in the Big Smoky Valley, close to the Company's TLC Project.
  January 2023 - the Company issued 950,000 common shares of the Company at a fair value of $4,503,000 to buy back the remaining one percent (1%) gross overriding royalty on the Company's wholly owned TLC Project.
  January 2023 - the Company issued 200,000 common shares of the Company at a fair value of $946,000 to acquire eight lode mining claims located in Nye County, Nevada, contiguous to the TLC Project through the acquisition of Maran Ventures Ltd.

American Lithium Corp. Notes to the Condensed Interim Consolidated Financial Statements For the three and six months ended August 31, 2023 and 2022 (Expressed in Canadian Dollars – unaudited)

11. EXPLORATION AND EVALUATION ASSETS (continued)

Option – Nevada, USA

During August 2023, the Company entered into an option and right-of-first refusal to purchase a property with certain water rights for $201,645, expiring in 3 years.

Falchani Lithium Project ("Falchani Project"), Macusani Uranium Project ("Macusani Project") - Puno, Peru

Following the acquisition in May 2021 of Plateau and its Peruvian subsidiary, Macusani SAC, the Company holds title, or has court injunctions preserving title, on mineral concessions in the Province of Carabaya, Department of Puno in southeastern Peru.

In June 2022, the Company entered into a mining rights transfer agreement to acquire additional concessions in Southern Peru, close to the Company's Falchani Project. The Company paid $517,130 and issued 2,250,000 common shares of the Company with a fair value of $4,635,000 to the vendor.

32 of the 174 Falchani Project and Macusani Project concessions held collectively by the Company's subsidiaries, Macusani Yellowcake and Macusani Uranium, are currently subject to Administrative and Judicial processes (together, the "Processes") in Peru to overturn resolutions issued by the Geological, Mining, and Metallurgical Institute of Peru ("INGEMMET") and the Mining Council of the Ministry of Energy and Mines of Peru ("MINEM") in February 2019 and July 2019, respectively, which declared Macusani Yellowcake's title to the 32 of the 174 concessions invalid due to late receipt of the annual validity payment. Macusani Yellowcake successfully applied for injunctive relief on these 32 concessions in a Court in Lima, Peru, and the grant of the Precautionary Measures (Medida Cautelar) has restored and maintained the title, rights, and validity of those 32 concessions to Macusani Yellowcake.

On November 2, 2021, the Company was made aware that the judicial ruling in relation to those 32 concessions had been issued in favour of Macusani Yellowcake. The ruling restored full title to these concessions. On November 26, 2021, the Company confirmed that appeals of the judicial ruling were lodged by INGEMMET and MINEM, and subsequently by other parties. The appeals were considered by a higher court tribunal on September 7, 2023. If the appeals are allowed, the title to the 32 concessions held by the Company's Peruvian subsidiaries could be revoked. However, the Company would have further legal options available to it at that time, including a petition to the Supreme Court of Peru.

12. SHARE CAPITAL

Authorized

Unlimited number of common shares, without par value.

Stock options

The Company has established a stock option plan for directors, employees, and consultants. Under the Company's stock option plan, the exercise price of each option is determined by the Board, subject to the Discounted Market Price policies of the TSX Venture Exchange. The aggregate number of shares issuable pursuant to options granted under the plan is limited to 10% of the Company's issued shares at the time the options are granted. The aggregate number of options granted to any one optionee in a 12-month period is limited to 10% of the issued shares of the Company.

American Lithium Corp. Notes to the Condensed Interim Consolidated Financial Statements For the three and six months ended August 31, 2023 and 2022 (Expressed in Canadian Dollars – unaudited)

12. SHARE CAPITAL (continued)

Stock options (continued)

A summary of changes of stock options outstanding is as follows:

	Options	Weighted average exercise price
		$
Balance, February 28, 2022	14,339,775	2.00
Granted	1,800,000	4.10
Exercised	(3,442,589)	1.32
Cancelled/Expired	(717,970)	2.67
Balance, February 28, 2023	11,979,216	2.47
Granted	75,000	2.73
Exercised	(540,600)	1.47
Forfeited	(85,000)	4.85
Expired	(159,850)	3.37
Balance, August 31, 2023	11,268,766	2.49

As at August 31, 2023, the following options were outstanding and exercisable:

Number of options	Number of options
outstanding	exercisable	Exercise price	Remaining life	Expiry date
		$	(years)
166,750	166,750	2.24	0.65	23-Apr-24
200,000	200,000	0.25	1.44	04-Feb-25
1,729,167	1,729,167	1.28	2.05	17-Sep-25
51,515	51,515	1.03	2.28	09-Dec-25
5,758,334	5,758,334	2.17	2.78	10-Jun-26
1,573,000	1,573,000	3.63	3.47	16-Feb-27
100,000	100,000	2.74	3.83	29-Jun-27
250,000	250,000	1.91	3.85	04-Jul-27
150,000	112,500	2.14	4.10	04-Oct-27
1,215,000	809,996	4.85	4.43	02-Feb-28
75,000	25,000	2.73	4.89	18-Jul-28
11,268,766	10,776,262

During the three and six months ended August 31, 2023, the Company recorded share-based  compensation of $860,661 and $2,056,111, respectively (three and six months ended August 31, 2022 - $1,450,578  and $3,581,951, respectively) in relation to stock options.

American Lithium Corp. Notes to the Condensed Interim Consolidated Financial Statements For the three and six months ended August 31, 2023 and 2022 (Expressed in Canadian Dollars – unaudited)

12. SHARE CAPITAL (continued)

Stock options (continued)

The weighted average fair value of stock options granted was $2.09 per stock option during the six months ended August 31, 2023 (six months ended August 31, 2022 – $1.47). Weighted average assumptions used in the Black-Scholes option pricing model for stock options granted during the six months ended August 31, 2023 and 2022 were as follows:

	Six months ended
	August 31, 2023	August 31, 2022
Exercise price	2.73	2.40
Expected volatility	101.12%	110.37%
Risk-free interest rate	3.76%	3.01%
Forfeiture rate	2.61%	2.61%
Expected life	5 years	5 years
Dividend yield	Nil	Nil

Restricted share units

In February 2022, the Company adopted an incentive plan for its directors, officers, and employees, under which it is authorized to grant a maximum of 5% of the Company's issued shares reserved for issuance for restricted share units ("RSUs") under the incentive plan. Upon vesting, at the Company's discretion, the holder of an RSU award can receive one common share or the equivalent cash payment based on the market price of the common share on settlement date. The aggregate number of RSUs granted to any one recipient in a 12-month period is limited to 2% of the issued shares of the Company. As of August 31, 2023, all RSUs granted are equity settled and vest over a 2-year period.

The fair value of RSUs granted during the six months ended August 31, 2023 was $2.71 per RSU (August 31, 2022 - $1.87 per RSU).

During the three and six months ended August 31, 2023, the Company recorded share-based compensation of $2,772,307 and $5,624,851, respectively (three and six months ended August 31, 2022 - $1,352,410 and $2,671,791, respectively) in relation to the RSUs.

RSU transactions are summarized as follows:

Number of RSUs
Balance, February 28, 2022	2,900,000
Granted	2,795,000
Balance, February 28, 2023	5,695,000
Granted	75,000
Forfeited	(40,000)
Balance, August 31, 2023	5,730,000

American Lithium Corp. Notes to the Condensed Interim Consolidated Financial Statements For the three and six months ended August 31, 2023 and 2022 (Expressed in Canadian Dollars – unaudited)

12. SHARE CAPITAL (continued)

Restricted share units (continued)

A summary of changes of RSUs outstanding is as follows:

Number of RSUs	Remaining life	Vesting Date
	(years)
2,900,000	0.47	February 16, 2024
225,000	0.85	July 4, 2024
150,000	1.10	October 4, 2024
2,380,000	1.43	February 2, 2025
75,000	1.88	July 18, 2025
5,730,000

Performance share units

In February 2022, the Company adopted an incentive plan for its directors, officers, and employees, under which it is authorized to grant a maximum of 5% of the Company's issued shares reserved for issuance for Performance share units ("PSUs") under the incentive plan. Upon vesting, at the Company's discretion, the holder of a PSU award can receive one common share or the equivalent cash payment based on the market price of the common share on settlement date. The aggregate number of PSUs granted to any one recipient in a 12-month period is limited to 2% of the issued shares of the Company. As of August 31, 2023, all granted PSUs are equity settled.

In February 2023, the Company issued 2,000,000 PSUs to various directors, officers, employees, and consultants of the Company. These 2,000,000 PSUs will vest upon a change of control or disposition of a controlling interest in one of the Company's core assets. These PSUs were granted with a fair value of $9,440,000 which is being recorded over an estimated 5 year period.

During the three and six months ended August 31, 2023, the Company recorded share-based compensation of $472,000 and $1,101,333 (three and six months ended August 31, 2022 - $nil for both periods) in relation to the PSUs.

PSU transactions are summarized as follows:

Number of RSUs
Balance, February 28, 2022	-
Granted	2,000,000
Balance, February 28 and August 31, 2023	2,000,000

Warrants

During the six months ended August 31, 2023, the Company issued 10,150 warrants in relation to the exercise of Plateau's warrants and transferred $32,792 from Reserves to Share Capital representing the fair value of the warrants exercised.

During the year ended February 28, 2023, the Company issued 82,650 warrants in relation to the exercises of Plateau's warrants.

American Lithium Corp. Notes to the Condensed Interim Consolidated Financial Statements For the three and six months ended August 31, 2023 and 2022 (Expressed in Canadian Dollars – unaudited)

12. SHARE CAPITAL (continued)

Warrants (continued)

Details of common share purchase warrants outstanding as at August 31, 2023 are as follows:

Number of warrants	Exercise price	Remaining life	Expiry date

	$	(years)
5,791,893	4.00	0.18	November 3, 2023
2,956,250	3.00	0.66	April 29, 2024
16,507,608	3.00	0.70	May 11, 2024
378,533*	1.379	0.66	April 27, 2024
253,905*	1.379	0.70	May 12, 2024
5,023*	1.379	0.70	May 13, 2024
25,893,212

*Upon the exercise of each of these warrants, the holder will receive one common share and one-half share purchase warrant, each full warrant exercisable until May 11, 2024 at $3.00.

A summary of changes of warrants outstanding is as follows:

		Weighted average
	Warrants	exercise price
		$
Balance, February 28, 2022	28,792,928	3.18
Issued	82,650	3.00
Exercised	(2,966,282)	3.15
Balance, February 28, 2023	25,909,296	3.18
Issued	10,150	3.00
Exercised	(26,234)	1.75
Balance, August 31, 2023	25,893,212	3.18

13. RELATED PARTY TRANSACTIONS

Key management personnel include those persons having authority and responsibility for planning, directing, and controlling the activities of the Company as a whole. The Company has determined that key management personnel consist of executive and non-executive members of the Company's Board of Directors and corporate officers.

	Three months ended		Six months ended
		August 31		August 31
	2023	2022	2023	2022
	$	$	$	$
Exploration and evaluation expenditures	-	98,124	-	214,472
Management fees	516,750	440,000	1,033,500	828,954
Share-based compensation	3,371,358	1,477,776	5,923,071	3,104,630
	3,888,108	2,015,900	6,956,571	4,148,056

American Lithium Corp. Notes to the Condensed Interim Consolidated Financial Statements For the three and six months ended August 31, 2023 and 2022 (Expressed in Canadian Dollars – unaudited)

13. RELATED PARTY TRANSACTIONS (continued)

As at August 31, 2023, the Company owed $36,453 (February 28, 2023 - $4,608) to companies controlled by officers and directors of the Company for unpaid management fees and exploration and evaluation expenses.

Transactions with Surge, which is deemed to be a related party, have been disclosed in note 7.

These transactions were in the normal course of operations.

14. CAPITAL MANAGEMENT

The Company's objectives when managing capital are to safeguard the Company's ability to continue as a going concern in order to pursue the exploration of its mineral properties and to maintain a flexible capital structure for its projects for the benefit of its stakeholders, to maintain creditworthiness and to maximize returns for shareholders over the long-term. The Company does not have any externally imposed capital requirements to which it is subject. As the Company is in the exploration stage, its principal source of funds is from the issuance of common shares. The Company includes the components of shareholders' equity in its management of capital.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares to raise cash and obtain bridging loans from related parties. The Company's investment policy is to invest its cash in low-risk investment instruments in financial institutions with terms to maturity selected with regards to the expected time of expenditures from continuing operations.

There were no changes in the Company's management of capital during the six months ended August 31, 2023.

15. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company's financial instruments consist of cash and cash equivalents, GICs, short-term investments, amounts receivable, prepaid expenses and deposits, and accounts payable and accrued liabilities. As at August 31, 2023, the Company classifies its short-term investments as FVTPL and its remaining financial instruments at amortized cost. For financial instruments at amortized cost, their carrying values approximate their fair values because of their current nature.

The Company classifies financial instruments carried at fair value according to the following hierarchy based on the amount of observable inputs used to value the financial instrument:

Level 1 - Quoted prices are available in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 - Fair value measurements are those derived from inputs other than quoted prices that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (derived from prices).

Level 3 - Valuations in this level are those with inputs for the asset or liability that are not based on observable market data. The Company's Surge Warrants (short-term investments) are classified under Level 3.

American Lithium Corp. Notes to the Condensed Interim Consolidated Financial Statements For the three and six months ended August 31, 2023 and 2022 (Expressed in Canadian Dollars – unaudited)

15. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

The Company's financial instruments are exposed to the following risks:

Credit Risk

Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations. Financial instruments which are potentially subject to credit risk for the Company consist primarily of cash and cash equivalents and GICs. The cash and cash equivalents and GICs are held at Canadian financial institutions and the Company considers the credit risk to be minimal.

The Company's maximum exposure to credit risk is as follows:

	August 31,	February 28,
	2023	2023
	$	$
Cash and cash equivalents	19,800,215	11,985,766
Guaranteed investment certificates	2,066,723	28,636,414
	21,866,938	40,622,180

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its obligations with respect to financial liabilities as they come due. The Company's financial liabilities are comprised of accounts payable and accrued liabilities. The Company manages its liquidity risk by forecasting cash flows from operations and anticipating any investing and financing activities. Liquidity risk is assessed as low.

The following table summarizes the Company's outstanding financial liabilities.

	August 31,	February 28,
	2023	2023
	$	$
Accounts payable and accrued liabilities	2,424,868	1,663,785

Foreign Exchange Risk

The Company is exposed to foreign currency risk on fluctuations related to cash and cash equivalents, reclamation deposits, and accounts payable and accrued liabilities that are denominated in a foreign currency. As at August 31, 2023, the Company had foreign currency net assets of $8,820,880. A 10% fluctuation in the foreign exchange rate of foreign currencies against the Canadian dollar would result in a foreign exchange gain/loss of approximately $882,088.

Interest Rate Risk

Interest rate risk is the risk the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company has cash and cash equivalents balances and term deposits with interest based on the prime rate. The Company's current policy is to invest excess cash in investment-grade short-term deposit certificates issued by its banking institution. The Company periodically monitors the investments it makes and is satisfied with the credit ratings of its banks.

American Lithium Corp. Notes to the Condensed Interim Consolidated Financial Statements For the three and six months ended August 31, 2023 and 2022 (Expressed in Canadian Dollars – unaudited)

15. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

Price Risk

Price risk is the risk that assets or liabilities carried at fair value or future cash flows of a financial instrument will fluctuate because of changes in market conditions.

The Company's maximum exposure to price risk on its short-term investments is as follows:

	August 31,	February 28,
	2023	2023
	$	$
Level 3	6,298,000	-

During the six months ended August 31, 2023, there were no transfers between level 1, level 2 and level 3 classified assets and liabilities.

16. SEGMENTED INFORMATION

The Company has one reportable segment, being the acquisition and exploration of exploration and evaluation assets. Geographic information on the Company's non-current assets is as follows:

August 31, 2023	Canada	USA	Peru	Total
	$	$	$	$
Exploration and evaluation assets	-	35,035,156	115,424,265	150,459,421
Other non-current assets	3,153,387	851,807	33,828	4,039,022
Total non-current assets	3,153,387	35,886,963	115,458,093	154,498,443

February 28, 2023	Canada	USA	Peru	Total
	$	$	$	$
Exploration and evaluation assets	-	34,833,511	115,424,265	150,257,776
Other assets	785,248	70,178	34,023	889,449
Total non-current assets	785,248	34,903,689	115,458,288	151,147,225

17. SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS

	For the three months		For the six months ended
	August 31		August 31
	2023	2022	2023	2022
	$	$	$	$
Supplemental non-cash disclosure:
Shares issued for exploration and evaluation assets acquisition	-	4,635,000	-	4,635,000
Reclassification of stock options exercised	-	225,332	561,349	1,369,661
Reclassification of warrants exercised	32,793	230,782	33,556	230,782